SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 30, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Company Information
Name	Brasil Telecom S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Charles Laganá Putz E-mail: ri@brasiltelecom.com.br Phone #: (55 61) 3415-1140 Fax #: (55 61) 3415-1315
Newspapers for Company Releases	Valor Econômico (national edition) Jornal de Brasília (Brasília) Diário Oficial da União
Annual Financial Statements, including MD&A, relative to December 31, 2006.
Event	Date
Available to shareholders	03/30/2007
Publishing in newspapers	03/30/2007
Filing with Bovespa	03/30/2007
Annual Financial Statements to CVM – DFP, relative to December 31, 2006.
Event	Date
Filing with Bovespa	03/30/2007
Dividends and Interest on Shareholders’ Equity, relative to December 31, 2006
Type	Event – Date	Amount (R$ million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
JSCP	RCA – 06/28/2006	245.0	0.447674858	0.447674858	To be defined
JSCP	RCA – 12/14/2006	103.9	0.189850685	0.189850685	To be defined
Annual Information to CVM – IAN, relative to December 31, 2006.
Event	Date
Filing with Bovespa	05/30/2007
Quarterly Press Release Information
Event	Date
Filing with Bovespa Fourth Quarter 2006 First Quarter 2007 Second quarter 2007 Third quarter 2007	01/30/2007 05/15/2007 08/14/2007 11/14/2007

Quarterly Information to CVM – ITR
Event	Date
Filing with Bovespa First quarter 2007 Second quarter 2007 Third quarter 2007	05/15/2007 08/14/2007 11/14/2007
General Shareholders’ Meeting
Event	Date
Publishing of Summons Notice	03/30/07, 02 and 03/04/2007
Filing of Summons Notice with Bovespa	03/30/2007
General Shareholders’ Meeting	04/30/2007
Filing of the minutes with Bovespa	04/30/2007
Extraordinary Shareholders’ Meetings already scheduled
Event	Date
Publishing of Summons Notice	03/30/07, 02 and 03/04/2007
Filing of Summons Notice with Bovespa	03/30/2007
Extraordinary Shareholders’ Meeting	04/30/2007
Filing of the minutes with Bovespa	04/30/2007
Event	Date
APIMEC	08/14/2007
Board of Directors’ Meetings already scheduled
Event	Date

Date of the meeting

- Deliberate on the Senior Management’s proposal for the declaration of Interest on Own Capital (Juros Sobre Capital Próprio – JsCP) for the fiscal year of 2007; and
- Deliberate on the update of the feasibility study for the payment of deferred tax credits assets, in compliance with CVM (Brazilian Securities and Exchange Commission) Instruction 371, dated 06/27/2002.

01/30/2007
Filing of the minutes with Bovespa	01/30/2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer